UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-37975

L3 Technologies, Inc.
(Exact name of registrant as specified in its charter)

600 Third Avenue, New York, New York 11106
(212) 697-1111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

4.950% Senior Notes due 2021 (and the guarantees related thereto)
3.850% Senior Notes due 2023 (and the guarantees related thereto)
3.950% Senior Notes due 2024 (and the guarantees related thereto)
3.850% Senior Notes due 2026 (and the guarantees related thereto)
4.400% Senior Notes due 2028 (and the guarantees related thereto)
Plan Interests under the Aviation Communication & Surveillance Systems 401(k) Plan
Plan Interests under the L3 Technologies Master Savings Plan
Plan Interests under the L3 Technologies, Inc. Amended and Restated 2009 Employee Stock Purchase Plan
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  One

Pursuant to the requirements of the Securities Exchange Act of 1934, L3 Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

L3 TECHNOLOGIES, INC.

Date: July 11, 2019	By:	/s/ Allen Danzig
		Name:	Allen Danzig
		Title:	Vice President, Assistant General Counsel and Assistant Secretary